Date    14 December 2000
Number  113/00

BHP WESTERN AUSTRALIA HBI PLANT WILL CONTINUE TO OPERATE

BHP Limited (BHP) today announced it would continue to operate its Western Australia Hot Briquetted Iron (HBI) plant against strict technical and financial performance criteria.

The announcement followed a nine-month technical and economic review of the plant that determined continued operation was economically viable and was also the most appropriate portfolio value decision.

BHP Managing Director and CEO Paul Anderson said: "The economic assessment projected that continued operation would result in the plant being cash flow positive by financial year 2003, and would generate a positive net present value (NPV) of approximately A$100 million.

"In contrast, immediate closure of the plant had a negative NPV of more than A$400 million (after tax), taking into account expected mitigation actions, and would have resulted in a provision of approximately A$650 million (after tax).

"Today's decision is very straightforward - it is about managing the value of an existing investment. The difference between immediate closure and continued operation is more than A$500 million in value."

BHP previously stated a decision to cease operations and shut down the plant would require the Company to recognise liabilities amounting to approximately A$1.1 billion before tax and before any mitigation.

The economic case for continued operation is based on a stand-alone valuation of the HBI facility and excludes the added value to the Company's iron ore operations through the processing of up to five million tonnes of ore fines per annum.

The key performance parameters in the commercial valuation are consistent with the operating achievements recorded at the plant during the past nine months.

Production targets achieved during the review period included: operating two production trains simultaneously, producing in excess of 75 tonnes of briquettes per hour (achieved 81 tonnes per hour) and achieving a plant maintenance turnaround time of less than 25 days (achieved 22 days).

The remaining benchmark (production train campaign life of 120 days) has not yet been reached, but forward projection of existing production data indicates this target is achievable.

The Company invested $66 million during the plant trials to implement technical modifications within the plant.

"The decision to continue to operate is a tribute to our HBI management team and employees who have worked extremely hard, together with our BHP research team, to address operability and reliability difficulties associated with the plant processes," Mr Anderson said.

"We are confident we have in place the best team to meet both the risks and the challenge of continued operation."

Continued operation is based on achievement of key operational and financial criteria relating to campaign length, productivity, maintenance turnaround and input costs that demonstrate the plant is expected to be earnings neutral and cashflow positive by FY 2003.

The operation is expected to produce approximately 1 million tonnes this financial year and to achieve steady-state production of 2.3 million tonnes per annum in FY 2007.

"Our review shows the plant to be economically viable on a look forward basis, although clearly this project would not be sanctioned if it were presented as a new investment to the Board and Policy Committee today," Mr Anderson said.

Continued operation requires an additional $110 million capital investment over the next 18 months, which is included in the NPV projection. The investment will be used to implement additional technical modifications across the plant.

The forecast short-term financial impact of operating the plant is detailed below:

A$million                  FY01 (2nd half)     FY02    FY03
Capital Expenditure             52              57      27*
Cashflow (after tax)         (170)            (60)      60
Production (mt)               0.6             1.65    1.98
*Includes sustaining capital

A number of business risks were factored into the economic case for continued operation including volatility in the metallics market and underlying plant operating assumptions.

The review took into account a significant deterioration in the world market for HBI product.

Conservative pricing assumptions were adopted with reversion to an expected long term pricing trend for HBI, based on scrap equivalent.

BHP will monitor and report on the performance of the operation against the key operational and financial criteria and a defined ramp up curve.


Further information can be found on our internet site: http://www.bhp.com

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